Exhibit 99.34

CONSENT OF QUALIFIED PERSON

DATE:	July 14, 2021

TO:	British Columbia Securities Commission Alberta
Securities Commission
Ontario Securities Commission

RE:	encore Energy Corp. (the “Company”) - Consent of Qualified Person

I, Terence P. McNulty, D. Sc., P.E., Owner and President of T.P. McNulty and Associates, Inc., hereby consent to the public filing by the Company of the technical report entitled “MARQUEZ-JUAN TAFOYA URANIUM PROJECT 43-101 Technical Report Preliminary Economic Assessment” dated and with an effective date of June 9, 2021 (the “Technical Report”).

The Technical Report supports information contained in the news release of the Company dated June 24, 2021 (the “News Release”). I consent to the use of any extracts from, or a summary of, the Technical Report in the News Release.

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours truly,

“Terence P. McNulty”
Terence P. McNulty, D. Sc., P.E.